STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2020
	$
ASSETS	
Cash *[note 5]*	4,808,750
Cash segregated under federal and other regulations *[note 5]*	53,329,971
Accounts receivable	36,650
Prepaid expenses	28,093
Income taxes recoverable *[note 10]*	230,507
Due from customers *[note 7]*	682,698
Due from brokers/dealers *[note 9]*	4,109
Deposits and amounts receivable from clearing broker *[note 6]*	116,069
Due from Haywood Securities Inc.	156,135
Total assets	59,392,982
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	313,056
Due to customers *[note 7]*	53,127,424
Due to brokers/dealers *[notes 7, 9]*	686,437
Deferred tax liabilities *[note 10]*	27,148
Total liabilities	54,154,065
Contingencies and commitments *[note 11]*	
Stockholder's equity	
Common stock *[note 8]*	100
Retained earnings	5,238,817
Total stockholder's equity	5,238,917
Total liabilities and stockholder's equity	59,392,982

See accompanying notes



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Director